UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2014

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

English Translation of Excerpts from Securities Report Filed in Japan

This document is an English translation of selected information included in the Securities Report filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on June 27, 2014.

The Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as Japanese accounting standards. Accordingly, the Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2013 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Business Segment Information

1. Summary of Reporting Segment

MUFG’s reporting segments are business units of MUFG for which separate financial information is available and which its Board of Directors regularly reviews to make decisions regarding allocation of management resources and to evaluate business performance.

MUFG engages in a wide range of sophisticated financial businesses through its group companies that include commercial banks, trust banks, securities companies, credit card companies and consumer finance companies. MUFG operates under an integrated business group system comprising five core business areas — Retail, Corporate, Global Business, Trust Assets and Global Markets — designed to enhance its operations as an integrated group. Managing its group companies under this system, MUFG provides value-added financial products and services to customers in a timely manner.

MUFG’s group companies are managed using a matrix framework consisting of several business segments identified based on the integrated business group system as well as through individual group companies. To assist appropriate assessment of MUFG’s future cash flow forecasts, MUFG has identified as its reporting segments the following core entities (on a consolidated basis), each operating in a different industry and regulatory environment:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) — Banking

Mitsubishi UFJ Trust and Banking Corporation (MUTB) — Banking and trust banking

Mitsubishi UFJ Securities Holdings Co., Ltd. (MUSHD) — Securities

Consumer Finance Subsidiaries (CFS) — Credit card and consumer finance (*)

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

2. Information on Ordinary Income (Losses), Net Income (Losses), Total Assets and Other Financial Items for Each Reporting Segment

Previous Year Financial Reporting Period (from April 1, 2012 to March 31, 2013)

(in millions of yen)

	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	3,419,307	618,137	395,605	465,119	305,884	5,204,054	(440,829)	4,763,225
Interest Income	1,906,599	215,539	38,968	205,956	279,566	2,646,630	(309,673)	2,336,956
Profits from Investment in Affiliates (Equity Method)	15,665	6,354	24,221	88	—	46,328	5,675	52,004
Income from Amortization of Negative Goodwill	—	—	—	—	—	—	1,591	1,591
From Customers	3,330,792	603,408	363,522	449,127	16,373	4,763,225	—	4,763,225
From Internal Transactions	88,514	14,729	32,082	15,991	289,510	440,829	(440,829)	—
Net Income	673,514	127,060	46,946	52,484	248,106	1,148,113	(295,490)	852,623
Total Assets	181,625,557	29,589,757	26,501,873	3,946,647	12,219,740	253,883,576	(19,384,874)	234,498,701
Other Items
Depreciation	170,397	36,736	14,265	18,957	1,209	241,566	4,265	245,832
Amortization of Goodwill	14,867	216	243	1,807	—	17,134	13,252	30,387
Interest Expenses	402,939	69,221	42,877	29,425	30,781	575,245	(55,064)	520,180
Losses from Investment in Affiliates (Equity Method)	—	—	—	44	—	44	(44)	—
Extraordinary Profits	16,472	51,017	457	3,310	454	71,711	(1,365)	70,346
Profits from Negative Goodwill	—	—	—	339	—	339	—	339
Extraordinary Losses	14,487	14,037	3,568	385	2,120	34,599	26,133	60,733
Losses on Impairment of Fixed Assets	5,142	3,329	1,420	176	—	10,069	—	10,069
Tax Expenses	339,242	56,379	2,916	(722)	787	398,603	(2,816)	395,787
Unamortized Goodwill	258,874	3,881	19,249	11,979	—	293,984	175,346	469,331
Total Investment in Equity Method Affiliates	177,408	109,243	287,247	189	811,482	1,385,571	385,121	1,770,692
Increase in Tangible and Intangible Fixed Assets	245,324	19,608	11,465	23,455	2,123	301,976	—	301,976

Notes:

1.	Ordinary income, interest income and interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Net income for “Others” includes 220,034 million yen of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on net income include elimination of inter-segment transactions of 292,589 million yen and 2,900 million yen of net loss representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.
6.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
7.	Adjustments on amortization of goodwill are mainly related to CFS and MUSHD.
8.	Adjustments on extraordinary losses include losses from investment in affiliates (equity method).
9.	Adjustments on unamortized goodwill are mainly attributable to CFS and MUSHD.
10.	Net income is adjusted from the net income in the consolidated profit and loss statements for the financial reporting period ended March 31, 2013.

Most Recently Ended Financial Reporting Period (from April 1, 2013 to March 31, 2014)

	(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	3,599,428	644,572	529,311	469,857	346,768	5,589,937	(413,835)	5,176,102
Interest Income	1,962,002	207,776	27,484	198,238	319,616	2,715,118	(344,469)	2,370,649
Profits from Investment in Affiliates (Equity Method)	14,169	4,242	24,506	147	—	43,067	69,402	112,470
Income from Amortization of Negative Goodwill	—	—	—	—	—	—	1,591	1,591
From Customers	3,483,233	626,826	527,712	455,792	82,537	5,176,102	—	5,176,102
From Internal Transactions	116,195	17,746	1,599	14,064	264,230	413,835	(413,835)	—
Net Income	754,323	145,872	97,781	35,704	306,453	1,340,135	(355,289)	984,845
Total Assets	201,614,685	31,423,015	30,412,908	4,114,232	12,351,964	279,916,806	(21,784,859)	258,131,946
Other Items
Depreciation	181,469	34,750	13,668	20,471	1,493	251,853	3,783	255,637
Amortization of Goodwill	18,374	597	1,140	2,328	—	22,442	14,388	36,830
Interest Expenses	397,230	56,799	35,566	26,102	29,087	544,787	(52,665)	492,122
Extraordinary Profits	16,995	651	105	5,410	—	23,162	(11,781)	11,381
Extraordinary Losses	37,760	11,315	3,226	492	17	52,813	110,357	163,170
Losses on Impairment of Fixed Assets	3,758	10,583	2,359	24	—	16,726	110,198	126,924
Tax Expenses	380,101	58,970	12,386	2,353	(15,100)	438,712	1,275	439,988
Unamortized Goodwill	451,668	18,551	29,429	10,865	—	510,514	42,140	552,655
Total Investment in Equity Method Affiliates	260,166	109,083	263,785	4,529	823,689	1,461,255	678,763	2,140,019
Increase in Tangible and Intangible Fixed Assets	282,463	30,272	23,473	35,352	3,233	374,795	—	374,795

Notes:

1.	Ordinary income, interest income and interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Net income for “Others” includes 255,288 million yen of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on net income include elimination of inter-segment transactions of 423,960 million yen and 68,670 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.
6.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
7.	Adjustments on amortization of goodwill are mainly related to CFS and MUSHD.
8.	Adjustments on extraordinary profits and losses include elimination of inter-segment transactions and loss on impairment of goodwill related to CFS.
9.	Adjustments on unamortized goodwill are mainly attributable to MUSHD.
10.	Net income is adjusted from the net income in the consolidated profit and loss statements for the financial reporting period ended March 31, 2014.

Related Information

Previous Year Financial Reporting Period (from April 1, 2012 to March 31, 2013)

1. Information by Type of Service

Omitted because it is similar to the above-explained reporting segment information.

2. Geographical Information

(1) Ordinary Income (in millions of yen)

Japan	United States	Europe/ Middle East	Asia/ Oceania	Others	Total
3,445,295	575,794	262,123	449,196	30,815	4,763,225

Notes:

1.	Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(2) Tangible Fixed Assets (in millions of yen)

Japan	United States	Others	Total
1,106,457	276,984	21,245	1,404,687

3. Information by Major Customer

Not Applicable.

Most Recently Ended Financial Reporting Period (from April 1, 2013 to March 31, 2014)

1. Information by Type of Service

Omitted because it is similar to the above-explained reporting segment information.

2. Geographical Information

(1) Ordinary Income (in millions of yen)

Japan	United States	Europe/ Middle East	Asia/ Oceania	Others	Total
3,521,599	764,237	315,058	518,790	56,416	5,176,102

Notes:

1.	Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(2) Tangible Fixed Assets (in millions of yen)

Japan	United States	Others	Total
1,099,014	347,992	93,024	1,540,031

3. Information by Major Customer

Not Applicable.